Exhibit 99.1

 News Release

Kinross now owns over 94% of Aurelian

TORONTO, September 30, 2008 – Kinross Gold Corporation (TSX: K, NYSE: KGC) is pleased to announce that it has acquired an additional 5,412,884 common shares of Aurelian Resources Inc. (TSX: ARU) under Kinross’ previously announced offer to acquire all of the issued and outstanding common shares of Aurelian.   Kinross now owns 144,102,344 common shares of Aurelian, representing approximately 94.29% of its issued and outstanding common shares (and approximately 93.67%, excluding the 15 million shares acquired by Kinross prior to the offer).

Kinross made its offer on July 28, 2008 when it mailed a take-over bid circular to the shareholders of Aurelian. The deposit period under the offer expired at 11:59 p.m. (Toronto time) on September 29, 2008.  Kinross will now exercise its statutory rights under the Canada Business Corporations Act to compulsorily acquire the remaining common shares of Aurelian that have not been deposited to the offer. Upon completion of the compulsory acquisition, Kinross intends to apply to de-list the common shares of Aurelian from the Toronto Stock Exchange and to apply to securities regulatory authorities for Aurelian to cease to be a reporting issuer.

Kinross has issued approximately 40.9 million additional common shares and approximately 18.5 million additional warrants as a result of taking up and paying for the Aurelian shares validly deposited to the offer since the prior expiry date of September 15, 2008. Upon completion of the compulsory acquisition, Kinross expects to have issued an aggregate of approximately 43.5 million common shares and 19.6 million warrants in respect of all of the issued and outstanding common shares of Aurelian.

Kinross has also agreed to make a joint tax election with certain holders of common shares of Aurelian within 90 days after the expiry time of the offer.  The deadline for providing the requisite tax information to Kinross is December 29, 2008.   Details regarding the tax election are contained in the offer documents and at https://www.taxelection.ca/kinross.

About Kinross Gold Corporation:

Kinross is a Canadian-based gold mining company with mines in the United States, Brazil, Russia and Chile, and approximately 5,000 employees worldwide. Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: generating growth from core operations; expanding capacity for the future; attracting and retaining the best people in the industry; and driving new opportunities through exploration and acquisition.

KINROSS GOLD CORPORATION	40 King Street West, 52nd Floor Toronto, Ontario, Canada M5H 3Y2	TEL: 416-365-5123 FAX: 416-363-6622 TOLL FREE: 866-561-3636	www.kinross.com

For further information:

Media Contact:

Steve Mitchell
Vice-President, Corporate Communications
(416) 365-2726
steve.mitchell@kinross.com

Investor Relations Contact:

Erwyn Naidoo
Vice-President, Investor Relations
(416) 365-2744
erwyn.naidoo@kinross.com

Cautionary Statement on Forward-looking Information

This news release contains certain forward-looking information and forward looking statements, as defined in applicable securities laws, including the provisions of the Securities Act (Ontario) and the “safe harbour” provisions under the United States Private Securities Litigation Reform Act of 1995 and are based on the expectations, estimates and projections of management as of the date of this news release unless otherwise stated.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross contained in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in Kinross’ take-over bid circular prepared and filed in accordance with applicable securities laws in Canada and the United States as well as the ability of Kinross to effect the compulsory acquisition and to de-list the common shares of Aurelian from the Toronto Stock Exchange.

The forward-looking information set forth in this news release is subject to various risks and other factors which could cause actual results to differ materially from those expressed or implied in the forward-looking information. Certain of these risks, factors, estimates and assumptions are described in more detail in Kinross’ most recently filed Annual Information Form in the section entitled “Risk Factors” and the “Risk Analysis” section of our most recently filed Management’s Discussion and Analysis, to which readers are referred and which are incorporated by reference in this news release. In addition, all forward-looking statements made in this news release are qualified by the full “Cautionary Statement” in such Annual Information Form and the “Cautionary Statement on Forward Looking Information” in such Management’s Discussion and Analysis. These risks, factors, estimates and assumptions are not exhaustive. Kinross disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Other Information:

Where we say “we”, “us”, “our”, the “Company”, or “Kinross” in this news release, we mean Kinross and/or its subsidiaries, as may be applicable.

KINROSS GOLD CORPORATION	www.kinross.com

This news release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of Kinross or Aurelian. Such an offer may only be made pursuant to an offer and take-over bid circular filed with the securities regulatory authorities in Canada.

Kinross has filed an offer and take-over bid circular with Canadian provincial securities regulators, as amended by notices of extension. Kinross has also filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-8 which includes the offer and take-over bid circular and an amendment to Form F-8 which includes the notices of extension. Investors and security holders are urged to read the offer and take-over bid circular and the notices of extension regarding the proposed transaction referred to in these documents because they contain important information. Investors may obtain a free copy of the offer and take-over bid circular and other documents filed by Kinross with the Canadian provincial securities regulators on SEDAR at www.sedar.com, and with the SEC at the SEC’s website at www.sec.gov. The offer and take-over bid circular and these other documents may also be obtained for free on Kinross’ website at www.kinross.com.

KINROSS GOLD CORPORATION	www.kinross.com